FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX and related entities enter into agreement to sell their equity interest in MCI to Verizon

Mexico City , Mexico, April 11, 2005. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) today announced that TELMEX and other related entities have entered into an agreement to sell to Verizon Communications, Inc.(Verizon) the shares of MCI, Inc. (MCI) that they hold. These entities together in the aggregate hold approximately 43.4 million shares of MCI's common stock, representing approximately 13.4% of MCI's outstanding stock.

The sale agreement provides that Verizon will pay $25.72 in cash per share of MCI common stock. The consummation of the sale is subject to customary closing conditions, including the receipt of regulatory approval.

In addition, these selling shareholders also have the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon's common stock is greater than $35.52 during a measurement period ending immediately prior to the first anniversary of the date of the sale agreement.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through is affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

TELMEX and related entities enter into agreement to sell their equity interest in MCI to Verizon, April 11,2005